ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-188423

May 8, 2013

$200,000,000 8.000% Senior Notes due 2020

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 8, 2013 (the “Preliminary Prospectus”). The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

Terms Applicable to the 8.000% Senior Notes due 2020 (the “Notes”)

Issuer:	Northern Oil and Gas, Inc.

Aggregate Principal Amount:	$200,000,000

Gross Proceeds:	$210,500,000 excluding accrued interest

Title of Securities:	8.000% Senior Notes due 2020

Final Maturity Date:	June 1, 2020

Issue Price:	105.250%, plus accrued interest from December 1, 2012

Coupon:	8.000%

Yield to Worst:	6.754%

Interest Payment Dates:	June 1 and December 1, with the next interest payment due on June 1, 2013

Record Dates:	May 15 and November 15

Ratings:	Moody’s: Caa1

S&P: B-

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Optional Redemption:	On and after June 1, 2016, in whole or in part, at the redemption prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the redemption date, beginning on June 1 of the years set forth below:

Date	Price
2016	104.000%
2017	102.000%
2018 and thereafter	100.000%

Make-Whole Redemption:	Prior to June 1, 2016, make-whole call at T + 50 bps

Equity Clawback:	On or prior to June 1, 2015, up to 35% at a redemption price equal to 108.000% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date

Change of Control:	Offer to purchase at 101% of principal, plus accrued and unpaid interest to the date of purchase

Joint Book-Running Managers:	RBC Capital Markets

BMO Capital Markets

SunTrust Robinson Humphrey

Senior Co-Managers:	Capital One Southcoast

KeyBanc Capital Markets

Scotiabank

US Bancorp

Co-Managers:	BB&T Capital Markets

BOSC, Inc.

Canaccord Genuity

C.K. Cooper & Company

Global Hunter Securities

ING

Macquarie Capital

Santander

Trade Date:	May 8, 2013

Settlement Date:	May 13, 2013 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	Registered

CUSIP and ISIN Numbers:	CUSIP: 665531 AB5

ISIN: US665531AB54

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the Commission for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-877-280-1299.

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Any disclaimers or other notices that may appear below the text of this legend are not applicable to this Pricing Supplement and should be disregarded. Such disclaimers or other notices may have been automatically generated as a result of this Pricing Supplement being sent via, or posted on, Bloomberg email or another electronic communication system.